DECHERT LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

July 6, 2016

VIA EDGAR CORRESPONDENCE

Mr. Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Fenimore Asset Management Trust
File Nos. 811-4750 and 33-7190

Dear Mr. Ellison:

On behalf of the Fenimore Asset Management Trust (the “Trust”) and its three separate investment series, FAM Value Fund, FAM Equity-Income Fund and FAM Small Cap Fund (the “Funds”), I wish to respond to the comments that you previously provided to me over the telephone with respect to your review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the content of various of the Trust’s financial statement filings made on behalf of the Funds. The proposed responses on behalf of the Trust to each of the comments are set forth below.

Comment No.1: For the fiscal year ended December 31, 2014, FAM Equity-Income Fund and FAM Small Cap Fund each disclosed in their financial statements that the distributions to their shareholders included “Return of Capital” distributions. Please confirm that each of these Funds provided their shareholders with a “separate written statement” that accompanied the dividend payments describing all of the sources of the distributions that were made in accordance with Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 19a-1 thereunder.

Response: For purposes of disclosing the sources of the distributions to their shareholders for the fiscal year ended December 31, 2014, these two Funds did provide shareholders with relevant information that included information with respect to the sources of the distributions that was included on shareholders’ Form 1099 DIV, as well as information that was posted to the Funds’ website, however, the Funds did not provide such information in the form of a single separate written statement. Please be advised that for the fiscal year ended December 31, 2015, the Funds did provide a separate written notice to shareholders that disclosed the sources of their distributions.

Comment No. 2: The FAM Small Cap Fund appears to have invested greater than 25% of its assets in the financials “sector” according to the Statement of Investments in the Annual Report for the fiscal year ended December 31, 2014. For these purposes, the Staff has combined four of the separate industries that are held by the Small Cap Fund to identify the single financials “sector”. Please explain how a 25% or more allocation to a single sector is consistent with the Fund’s fundamental investment policy to not invest more than 25% of its assets in any one or industry or similar groups of industries. In addition, please indicate whether the Trust has considered adding disclosure to the Prospectus for the FAM Small Cap Fund disclosing its investment in a single investment sector as a principal investment strategy of the Fund as well as the risks of investing a significant portion of its assets in a single investment sector.

Response: We note first that while Section 8(b)(1) of the 1940 Act requires, in part, that an investment company disclose in its Registration Statement on Form N-1A whether it reserves the freedom to concentrate its investments in a particular “industry or group of industries”, the Act does not, in fact, define the phrase “industry or group of industries”, and nor has the Commission formally done so. We further note that former Guide 19 to Form N-1A stated that “[a] registrant may…select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different”.[1] While former Guide 19 does not apply to registration statements currently filed by investment companies with the Commission on Form N-1A, the Commission has nonetheless continued to cite this portion of former Guide 19 approvingly with respect to a registrant’s industry concentration.[2]

The Trust employs a reasonable definition of industry and group of industries for purposes of identifying the industries in which each of the Funds invests and the Trust does not believe that it is reasonable to equate the more narrow concept of “industry or group of industries” as contemplated by Section 8(b)(1) with the much broader concept of industry “sector” (which generally encompasses multiple industries in it composition). Accordingly, the Trust is of the view that the Small Cap Fund is in full compliance with its fundamental investment policy when investing in certain separate industries, even though, when aggregated, these separate and discrete industries may be deemed to comprise a single, broadly construed industry “sector”.

Because the Small Cap Fund does not have a stated investment strategy of specifically investing in industry sectors, and because the Small Cap Fund’s holdings may change based upon determinations made by the portfolio managers of the Fund in response to various market events and conditions, the Small Cap Fund does not believe that it would be appropriate at this time to add additional disclosure about the potential risks related to exposure to industry sectors or to add disclosure that the Small Cap Fund invests in industry sectors as part of its principal investment strategies. In the event that the Fund’s portfolio managers ultimately determine to identify certain specific industry sectors as potential subjects for concentrated investment, the Fund would, under those circumstances, consider adding additional disclosure with respect to the subject industry sectors, including relevant risk disclosure.

* * * *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in its filings;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

[1] See, Registration Form Used by Open-End Management Investment Companies, SEC Release No. 13436 at Guide 19 (Aug. 12, 1983).

[2] See, Securities and Exchange Commission Amicus Curiae Brief dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N.D. Cal.) at 8 and 9; SEC Release No. IC 29776 (Aug. 31, 2011), footnote 167 and accompanying text.